UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-50307

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 25, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FormFactor, Inc.

Full Name of Registrant

Former Name if Applicable

7005 Southfront Road

Address of Principal Executive Office (Street and number)

Livermore, CA 94551

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

In light of the previously disclosed material weakness in internal control over financial reporting arising from the lack of a sufficient complement of personnel with a level of technical accounting expertise commensurate with the Company’s financial reporting requirements, and the documentation requirements related to the material weakness in connection with the Company’s compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the Company is unable to file on or before March 10, 2005, its Annual Report on Form 10-K for the year ended December 25, 2004, without unreasonable effort or expense.

The Company anticipates filing its Annual Report on Form 10-K, including the management report, attestation and audit of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, on Monday, March 14, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jens Meyerhoff	925	290-4063

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incorporates by reference the statement of operations data contained in the Company’s Form 8-K as filed on February 10, 2005 announcing the Company’s financial results for its fiscal year ending December 25, 2004.

FormFactor, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 11, 2005	By:	/s/ JENS MEYERHOFF
		Name:	Jens Meyerhoff
		Title:	Chief Operating Officer and Chief Financial Officer